Exhibit 99.3

OCULIS HOLDING AG
BAHNHOFSTRASSE 20
6300 ZUG
SWITZERLAND

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 11, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 11, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V95666-P49298 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

OCULIS HOLDING AG

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE YOUR SHARES "FOR" AGENDA ITEMS 1-12

		For	Against	Abstain
1.	**APPROVAL OF THE 2025 ANNUAL REPORT INCLUDING THE 2025 ANNUAL (STATUTORY) FINANCIAL STATEMENTS AND THE 2025 CONSOLIDATED FINANCIAL STATEMENTS**	☐	☐	☐
2.	**ALLOCATION OF BALANCE SHEET RESULTS 2025**	☐	☐	☐
3.	**DISCHARGE TO THE MEMBERS OF THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEE**	☐	☐	☐
4.	**ELECTION OF THE CHAIRPERSON AND THE OTHER MEMBERS OF THE BOARD OF DIRECTORS**			
4.1	Re-election of Anthony Rosenberg as Member and Chairperson of the Board of Directors	☐	☐	☐
4.2	Re-election of Christina Ackermann	☐	☐	☐
4.3	Re-election of Lionel Carnot	☐	☐	☐
4.4	Re-election of Arshad M. Khanani	☐	☐	☐
4.5	Re-election of Martijn Kleijwegt	☐	☐	☐
4.6	Re-election of Geraldine O'Keeffe	☐	☐	☐
4.7	Re-election of Riad Sherif	☐	☐	☐
4.8	Re-election of Robert K. Warner	☐	☐	☐
4.9	Election of Gregory D. Perry	☐	☐	☐
5.	**ELECTION OF THE MEMBERS OF THE COMPENSATION COMMITTEE**			
5.1	Re-election of Lionel Carnot	☐	☐	☐
5.2	Election of Geraldine O'Keeffe	☐	☐	☐
5.3	Election of Gregory D. Perry	☐	☐	☐

		For	Against	Abstain
6.	**RE-ELECTION OF PRICEWATERHOUSECOOPERS SA (LAUSANNE) AS STATUTORY AUDITORS**	☐	☐	☐
7.	**ELECTION OF BLUM & PARTNER AG (ZUG) AS INDEPENDENT PROXY**	☐	☐	☐
8.	**COMPENSATION FOR THE NON-EXECUTIVE MEMBERS OF THE BOARD OF DIRECTORS**			
8.1	Vote on Total Fixed (Non-Performance-Related) Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2027 Annual General Meeting	☐	☐	☐
8.2	Vote on Equity or Equity Based Compensation for Non-Executive Members of the Board of Directors until the end of the Company's 2027 Annual General Meeting	☐	☐	☐
9.	**COMPENSATION FOR THE MEMBERS OF THE EXECUTIVE COMMITTEE**			
9.1	Vote on Fixed (Non-Performance-Related) Compensation for Members of the Executive Committee payable in 2027	☐	☐	☐
9.2	Vote on variable Compensation for Members of the Executive Committee payable in 2027	☐	☐	☐
9.3	Vote on Equity Based Compensation for Members of the Executive Committee for 2027	☐	☐	☐
10.	**NON-BINDING ADVISORY VOTE ON THE 2025 COMPENSATION REPORT**	☐	☐	☐

		For	Against
11.	**INCREASE AND AMENDMENT OF CAPITAL BAND***	☐	☐
12.	**INCREASE OF CONDITIONAL SHARE CAPITAL FOR EMPLOYEE BENEFIT PLANS***	☐	☐

*Please mark either "For" or "Against" because abstentions have the legal effect of "Against".

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Internet Availability of Proxy Materials for the 2026Annual General Meeting of Shareholders:The Meeting Invitation is available at www.proxyvote.comV95667-P49298OCULIS HOLDING AGANNUAL GENERAL MEETING OF SHAREHOLDERSMAY 13, 2026 12:00 PM CEST / 6:00 AM EDTTHIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORSThe undersigned appoints the current independent proxy of the Company, PST Legal AG, as proxy, and authorizes them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Oculis Holding AG ( Oculis ), held of record by the undersigned at the close of business on April 15, 2026 at the 2026 Annual General Meeting of Shareholders of Oculis to be held on May 13, 2026, or at any adjournment thereof.THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF AGENDA ITEMS 1-12, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PROXY NAMED HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.(Continued and to be marked, dated and signed, on the other side)